UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 23, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05329W102	Page	2	of	17

1	NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,849,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,849,041
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	3	of	17

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,701
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 221,701
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	4	of	17

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,421,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,421,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	5	of	17

1	NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,659,870
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 79,659,870
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	05329W102	Page	6	of	17

1	NAME OF REPORTING PERSON CBL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,712,083
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,712,083
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	7	of	17

1	NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,406
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	8	of	17

1	NAME OF REPORTING PERSON ESL Investment Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,964
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	9	of	17

1	NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,726,086
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,726,086
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	10	of	17

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,701
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 221,701
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	11	of	17

1	NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,851,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 79,851,834
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	05329W102	Page	12	of	17

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,406
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 26 to Schedule 13D (this “Amendment No. 26”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 26 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc., a Delaware S corporation (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC, a Delaware limited liability company (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment No. 26 as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 26 to report that Investments has entered into an amendment to a certain agreement as described in Item 4 hereof.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

In open market purchases on February 2, 2009, February 3, 2009 and February 4, 2009, ESL acquired an aggregate of 203,945 Shares for aggregate consideration of approximately $1,925,313 using working capital.  In open market purchases on February 2, 2009, February 3, 2009 and February 4, 2009, an account established by the investment member of Investors acquired an aggregate of 232,639 Shares for aggregate consideration of approximately $2,177,983 using working capital.

Item 4.      Purpose of Transaction

Item 4 is hereby amended to add the following:

On November 23, 2009, Investments and its affiliates entered into an amendment to the Letter Agreement with Toyota (the “Letter Agreement Amendment”), pursuant to which the parties to the Letter Agreement with Toyota extended the termination date of the Letter Agreement to December 31, 2010 in accordance with the terms of the Letter Agreement.

The foregoing summary of the Letter Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement Amendment, which is incorporated by reference as Exhibit 6 and is incorporated herein by reference.

Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.      Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)     As of November 23, 2009, the Filing Persons may be deemed to beneficially own an aggregate of 80,044,240 Shares (approximately 45.8% of the outstanding Shares based on the Issuer having 174,474,518 Shares outstanding on October 26, 2009, as disclosed in the Issuer’s last quarterly report on Form 10-Q, plus 190,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	80,044,240 (1)	45.8%	58,849,041	0	58,849,041	0
ESL Institutional Partners, L.P.	80,044,240 (1)	45.8%	221,701	0	221,701	0
ESL Investors, L.L.C.	80,044,240 (1)	45.8%	12,421,794	0	12,421,794	0
ESL Investments, Inc.	80,044,240 (1)	45.8%	79,659,870 (2)	0	79,659,870 (2)	0
CBL Partners, L.P.	80,044,240 (1)	45.8%	5,712,083	0	5,712,083	0
Tynan, LLC	80,044,240 (1)	45.8%	2,406	0	2,406	0
ESL Investment Management, L.P.	80,044,240 (1)	45.8%	61,964	0	61,964	0
RBS Partners, L.P.	80,044,240 (1)	45.8%	73,726,086 (3)	0	73,726,086 (3)	0
RBS Investment Management, L.L.C.	80,044,240 (1)	45.8%	221,701 (4)	0	221,701 (4)	0
Edward S. Lampert	80,044,240 (1)	45.8%	79,851,834 (5)	0	79,851,834 (5)	0
William C. Crowley	80,044,240 (1)	45.8%	192,406 (6)	0	192,406 (6)	0

(1)       This number consists of 58,849,041 Shares held by ESL, 221,701 Shares held by Institutional, 12,421,794 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 190,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)       This number consists of 58,849,041 Shares held by ESL, 221,701 Shares held by Institutional, 12,421,794 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.

(3)       This number consists of 58,849,041 Shares held by ESL, 12,421,794 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.

(4)       This number consists of 221,701 Shares held by Institutional.

(5)       This number consists of 58,849,041 Shares held by ESL, 221,701 Shares held by Institutional, 12,421,794 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.

(6)       This number consists of 2,406 Shares held by Tynan and 190,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(c)    There have been no transactions in Shares by any of the Filing Persons in the past sixty days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 hereof is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Exhibit 6:              Amendment, dated November 23, 2009, to the Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on November 23, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2009

ESL PARTNERS, L.P.

By:         RBS Partners, L.P., as its general partner

By:         ESL Investments, Inc., as its general partner

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:         RBS Investment Management, L.L.C., as its general partner

By:         ESL Investments, Inc., as its manager

By:          /s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:         RBS Partners, L.P., as its manager

By:         ESL Investments, Inc., as its general partner

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

CBL PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:         /s/ William C. Crowley
Name:  William C. Crowley
Title:  Member

ESL INVESTMENT MANAGEMENT, L.P.

By:         ESL INVESTMENT MANAGEMENT (GP), L.L.C., its general partner

By:         /s/ Edward S. Lampert
Name:  Edward S. Lampert
Title:  Managing Member

RBS PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:         ESL Investments, Inc., as its manager

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

 /s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

 /s/ William C. Crowley
William C. Crowley

EXHIBIT INDEX

Exhibit No.            Description

6                             Amendment, dated November 23, 2009, to the Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.2  to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on November 23, 2009)